UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

DATA I/O CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

237690102

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

929 108th Avenue, Suite 1500

Bellevue, WA  98004

(425) 646-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237690102

1	Names of Reporting Persons DH PARTNERS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 712,755 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 712,755 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 712,755 (1)

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.7% (1)(2)

14	Type of Reporting Person (See Instructions) OO

(1)                                 Delafield Hambrecht Partners Fund, LP (“DHPF”) holds 712,755 shares.  Each of DH Partners, LLC (“DHP”), as the general partner of DHPF, Delafield Hambrecht, Inc. (“DHI”), as the manager of DHP, and John D. Delafield, as the President of DHI, may be deemed to share voting and dispositive power over the shares held by DHPF.

(2)                                 Based on 8,210,884 shares of the Issuer’s common stock outstanding as of September 30, 2019, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2019.

CUSIP No. 237690102

1	Names of Reporting Persons Delafield Hambrecht Partners Fund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 712,755 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 712,755 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 712,755 (1)

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.7% (1)(2)

14	Type of Reporting Person (See Instructions) PN

(1)                                 DHPF holds 712,755 shares.  Each of DHP, as the general partner of DHPF, DHI, as the manager of DHP, and John D. Delafield, as the President of DHI, may be deemed to share voting and dispositive power over the shares held by DHPF.

(2)                                 Based on 8,210,884 shares of the Issuer’s common stock outstanding as of September 30, 2019, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on November 4, 2019.

CUSIP No. 237690102

1	Names of Reporting Persons Delafield Hambrecht, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 712,755 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 712,755 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 712,755 (1)

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.7% (1)(2)

14	Type of Reporting Person (See Instructions) CO

(1)                                 DHPF holds 712,755 shares.  Each of DHP, as the general partner of DHPF, DHI, as the manager of DHP, and John D. Delafield, as the President of DHI, may be deemed to share voting and dispositive power over the shares held by DHPF.

(2)                                 Based on 8,210,884 shares of the Issuer’s common stock outstanding as of September 30, 2019, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on November 4, 2019.

CUSIP No. 237690102

1	Names of Reporting Persons John D. Delafield

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 8,600 (1)

	8	Shared Voting Power: 712,755 (2)

	9	Sole Dispositive Power: 8,600 (1)

	10	Shared Dispositive Power: 712,755 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 721,355 (1)(2)

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.8% (1)(2)(3)

14	Type of Reporting Person (See Instructions) IN

(1)                                 Includes 8,600 restricted stock units held by Mr. Delafield individually.

(2)                                 DHPF holds 712,755 shares.  Each of DHP, as the general partner of DHPF, DHI, as the manager of DHP, and Mr. Delafield, as the President of DHI, may be deemed to share voting and dispositive power over the shares held by DHPF.

(2)                                 Based on 8,210,884 shares of the Issuer’s common stock outstanding as of September 30, 2019, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on November 4, 2019.

Schedule 13D

Item 1.                                                         Security and Issuer

This statement relates to shares of common stock (the “Common Stock”) of Data I/O Corporation (the “Issuer”)  The principal executive office of the Issuer is located at 6645 185th Ave NE, Suite 100, Redmond, Washington 98052.

Item 2.                                                         Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them are as follows:

(a)                                 DH Partners, LLC (“DHP”), Delafield Hambrecht Partners Funds, LP (“DHPF”), Delafield Hambrecht, Inc. (“DHI”) and John D. Delafield (collectively, the “Filers”).

(b)                                 The business address of the Filers is:

1301 2nd Avenue, Suite 2850, Seattle, Washington 98101.

(c)                                  Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

DHI is an investment firm that makes private equity investments and serves as the manager of DHP.  DHP is an investment advisor registered with the SEC which serves as the general partner of DHPF.  DHPF is a private equity fund. Mr. Delafield is the President of DHI.  Each of the Filers has the same business address.

(d)                                 During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   U.S.A.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The Filers purchased the shares of Common Stock in the ordinary course of business.  An aggregate of 712,755 shares of Common Stock beneficially owned by DHPF were purchased for  total consideration (including brokerage commissions) of $467,076.04 derived from the working capital of DHPF.  The 8,600 shares of Common Stock held directly by Mr. Delafield were received pursuant to a restricted stock unit grant from the Issuer.  The Filers have not purchased any Common Stock with borrowed funds.

Item 4.                                                         Purpose of Transaction

Prior to the date hereof, the Filers had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of Common Stock, initially filed with the SEC on November 9, 2018.

The Filers are filing this Schedule 13D as a result of the election of John D. Delafield to the Issuer’s Board of Directors on May 20, 2019.

The Filers may review on an ongoing and continuing basis their investment in the Issuer. The Filers may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Filer’s securities of the Issuer. Any transactions that the Filers may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Filers, tax considerations and other factors.

The Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D, except as set forth herein.

Item 5.                                                         Interest in Securities of the Issuer

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the date of this Filing:

1.              Purchase of shares of Common Stock by DHPF in the past sixty days:

Date of Purchase	Number of Shares Purchased	Price Per Share
November 6, 2019	55,946	$3.5065
November 7, 2019	10,292	$3.7062
November 8, 2019	62,208	$3.7003

Item 6.                                                         Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated November 12, 2019, filed as an exhibit to this Schedule 13D, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                                         Materials to be Filed as Exhibits

7.1                               Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, dated November 12, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DH PARTNERS, LLC
BY DELAFIELD HAMBRECHT, INC., ITS MANAGER

Date: November 12, 2019	/s/ John D. Delafield
	By:	John D. Delafield
	Title:	President, Delafield Hambrecht, Inc.

DELAFIELD HAMBRECHT PARTNERS FUND, LP
BY DH PARTNERS, LLC, ITS GENERAL PARTNER

BY DELAFIELD HAMBRECHT, INC., ITS MANAGER

Date: November 12, 2019	/s/ John D. Delafield
	By:	John D. Delafield
	Title:	President, Delafield Hambrecht, Inc.

DELAFIELD HAMBRECHT, INC.

Date: November 12, 2019	/s/ John D. Delafield
	By:	John D. Delafield
	Title:	President

Date: November 12, 2019	/s/ John D. Delafield
JOHN D. DELAFIELD